Exhibit 13.2

Consolidated Income

(unaudited) (millions of dollars except per	Three months ended June 30		Six months ended June 30
share amounts)	2006	2005	2006	2005

Revenues	1,685	1,449	3,579	2,859

Operating Expenses
Cost of sales	337	250	842	515
Other costs and expenses	566	419	1,103	841
Depreciation	266	254	523	505
	1,169	923	2,468	1,861

Other Expenses/(Income)
Financial charges	207	208	409	415
Financial charges of joint ventures	24	16	45	33
Equity income	(6)	(26)	(24)	(76)
Interest income and other	(15)	(4)	(64)	(28)
Gain on sale of Northern Border Partners, L.P. interest	(23)	—	(23)	—
Gain on sale of PipeLines LP units	—	(2)	—	(82)
	187	192	343	262

Income from Continuing Operations before Income Taxes and Non-Controlling Interests	329	334	768	736

Income Taxes
Current	37	79	247	240
Future	37	38	(4)	26
	74	117	243	266

Non-Controlling Interests
Preferred share dividends of subsidiary	5	5	11	11
Non-controlling interest in PipeLines LP	8	12	21	21
Other	(2)	—	4	6
	11	17	36	38

Net Income from Continuing Operations	244	200	489	432
Net Income from Discontinued Operations	—	—	28	—
Net Income	244	200	517	432

Net Income Per Share
Continuing operations	$0.50	$0.41	$1.00	$0.89
Discontinued operations	—	—	0.06	—
Basic and Diluted	$0.50	$0.41	$1.06	$0.89

Average Shares Outstanding - Basic (millions)	487.7	485.9	487.6	485.6

Average Shares Outstanding - Diluted (millions)	490.1	488.4	490.0	488.1

See accompanying notes to the consolidated financial statements.

Consolidated Cash Flows

(unaudited)	Three months ended June 30		Six months ended June 30
(millions of dollars)	2006	2005	2006	2005

Cash Generated from Operations
Net income from continuing operations	244	200	489	432
Depreciation	266	254	523	505
Gain on sale of PipeLines LP units, net of current income tax	—	(1)	—	(31)
Gain on sale of Northern Border Partners, L. P. interest, net of current income tax	(11)	—	(11)	—
Equity income lower than/(in excess of) distributions received	(3)	14	(7)	(17)
Future income taxes	37	38	(4)	26
Non-controlling interests	11	17	36	38
Funding of employee future benefits in excess of expense	(13)	(10)	(15)	(17)
Other	8	(14)	45	(18)
Funds generated from operations	539	498	1,056	918
Increase in operating working capital	(91)	(177)	(93)	(263)
Net cash provided by operations	448	321	963	655

Investing Activities
Capital expenditures	(327)	(135)	(630)	(243)
Acquisitions, net of cash acquired	(358)	(632)	(358)	(632)
Disposition of assets, net of current income tax	23	1	23	102
Deferred amounts and other	(7)	10	(16)	50
Net cash used in investing activities	(669)	(756)	(981)	(723)

Financing Activities
Dividends on common shares	(156)	(149)	(305)	(289)
Distributions paid to non-controlling interests	(15)	(23)	(31)	(38)
Notes payable issued/(repaid), net	180	289	(453)	533
Long-term debt issued	372	499	1,250	799
Reduction of long-term debt	(208)	(623)	(348)	(952)
Long-term debt of joint ventures issued	22	—	24	5
Reduction of long-term debt of joint ventures	(15)	(13)	(21)	(17)
Common shares issued	5	18	13	29
Net cash provided by/(used in) financing activities	185	(2)	129	70

Effect of Foreign Exchange Rate Changes on Cash and Short-Term Investments	(11)	20	(9)	22

(Decrease)/Increase in Cash and Short-Term Investments	(47)	(417)	102	24

Cash and Short-Term Investments
Beginning of period	361	632	212	191

Cash and Short-Term Investments
End of period	314	215	314	215

Supplementary Cash Flow Information
Income taxes paid	151	115	368	307
Interest paid	224	246	434	455

See accompanying notes to the consolidated financial statements.

Consolidated Balance Sheet

	June 30, 2006	December 31,
(millions of dollars)	(unaudited)	2005

ASSETS
Current Assets
Cash and short-term investments	314	212
Accounts receivable	741	796
Inventories	249	281
Other	205	277
	1,509	1,566
Long-Term Investments	74	400
Plant, Property and Equipment	20,778	20,038
Other Assets	2,205	2,109
	24,566	24,113

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Notes payable	509	962
Accounts payable	1,244	1,494
Accrued interest	232	222
Current portion of long-term debt	313	393
Current portion of long-term debt of joint ventures	136	41
	2,434	3,112
Deferred Amounts	1,168	1,196
Future Income Taxes	691	703
Long-Term Debt	10,411	9,640
Long-Term Debt of Joint Ventures	1,157	937
Preferred Securities	513	536
	16,374	16,124
Non-Controlling Interest
Preferred shares of subsidiary	389	389
Non-controlling interest in PipeLines LP	307	318
Other	77	76
	773	783
Shareholders’ Equity
Common shares	4,768	4,755
Contributed surplus	273	272
Retained earnings	2,474	2,269
Foreign exchange adjustment	(96)	(90)
	7,419	7,206
	24,566	24,113

See accompanying notes to the consolidated financial statements.

Consolidated Retained Earnings

(unaudited)	Six months ended June 30
(millions of dollars)	2006	2005

Balance at beginning of period	2,269	1,655
Net income	517	432
Common share dividends	(312)	(297)
	2,474	1,790

See accompanying notes to the consolidated financial statements.

Notes to Consolidated Financial Statements

(Unaudited)

1.     Significant Accounting Policies

The consolidated financial statements of TransCanada Corporation (TransCanada or the company) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The accounting policies applied are consistent with those outlined in TransCanada’s annual audited consolidated financial statements for the year ended December 31, 2005. These consolidated financial statements reflect all normal recurring adjustments that are, in the opinion of management, necessary to present fairly the financial position and results of operations for the respective periods. These consolidated financial statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the 2005 audited consolidated financial statements included in TransCanada’s 2005 Annual Report.  Amounts are stated in Canadian dollars unless otherwise indicated. Certain comparative figures have been reclassified to conform with the current period’s presentation.

Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of these consolidated financial statements requires the use of estimates and assumptions. In the opinion of Management, these consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the company’s significant accounting policies.

2.     Segmented Information

Effective June 1, 2006, TransCanada revised the composition and names of its reportable business segments to Pipelines and Energy.  Pipelines is principally comprised of the company’s pipelines in Canada, the United States and Mexico.  Energy includes the company’s power operations, natural gas storage and liquefied natural gas (LNG) businesses in Canada and the U.S.  The internal organizational structure of the company has accordingly been aligned with these segments.  The segmented information has been retroactively restated to reflect the changes in reportable segments.  These changes had no impact on consolidated net income.

The impacts on net income of the Pipelines and Energy segments in each quarter of 2005 and first quarter 2006 are as follows.

	2005					2006
(millions of dollars)	First	Second	Third	Fourth	Total	First

Pipelines
Net Income - previously reported as Gas Transmission	211	165	148	160	684	168
Reclassifications:
Natural gas storage	(4)	(1)	(2)	(9)	(16)	(13)
Costs related to LNG	2	2	3	4	11	2
Net Income - revised	209	166	149	155	679	157

Energy
Net Income - previously reported as Power	30	42	292	197	561	89
Reclassifications:
Natural gas storage	4	1	2	9	16	13
Costs related to LNG	(2)	(2)	(3)	(4)	(11)	(2)
Net Income - revised	32	41	291	202	566	100

Net Income

Three months ended June 30	Pipelines		Energy		Corporate		Total
(unaudited - millions of dollars)	2006	2005	2006	2005	2006	2005	2006	2005
Revenues	969	1,008	716	441	—	—	1,685	1,449
Cost of sales	—	—	(337)	(250)	—	—	(337)	(250)
Other costs and expenses	(326)	(296)	(236)	(122)	(4)	(1)	(566)	(419)
Depreciation	(235)	(233)	(31)	(21)	—	—	(266)	(254)
	408	479	112	48	(4)	(1)	516	526
Financial charges and non-controlling interests	(184)	(194)	—	—	(34)	(31)	(218)	(225)
Financial charges of joint ventures	(19)	(13)	(5)	(3)	—	—	(24)	(16)
Equity income	6	13	—	13	—	—	6	26
Interest income and other	2	(1)	1	—	12	5	15	4
Gain on sale of Northern Border Partners, L.P. interest	23	—	—	—	—	—	23	—
Gain on sale of PipeLines LP units	—	2	—	—	—	—	—	2
Income taxes	(89)	(120)	(11)	(17)	26	20	(74)	(117)
Continuing Operations	147	166	97	41	—	(7)	244	200
Discontinued Operations							—	—
Net Income							244	200

Six months ended June 30	Pipelines		Energy		Corporate		Total
(unaudited - millions of dollars)	2006	2005	2006	2005	2006	2005	2006	2005
Revenues	1,946	1,988	1,633	871	—	—	3,579	2,859
Cost of sales	—	—	(842)	(515)	—	—	(842)	(515)
Other costs and expenses	(643)	(589)	(455)	(249)	(5)	(3)	(1,103)	(841)
Depreciation	(461)	(465)	(62)	(40)	—	—	(523)	(505)
	842	934	274	67	(5)	(3)	1,111	998
Financial charges and non-controlling interests	(376)	(390)	—	(2)	(69)	(61)	(445)	(453)
Financial charges of joint ventures	(33)	(28)	(12)	(5)	—	—	(45)	(33)
Equity income	24	33	—	43	—	—	24	76
Interest income and other	34	13	3	3	27	12	64	28
Gain on sale of Northern Border Partners, L.P. interest	23	—	—	—	—	—	23	—
Gain on sale of PipeLines LP units	—	82	—	—	—	—	—	82
Income taxes	(210)	(269)	(68)	(33)	35	36	(243)	(266)
Continuing Operations	304	375	197	73	(12)	(16)	489	432
Discontinued Operations							28	—
Net Income							517	432

Total Assets

	June 30, 2006	December 31,
(millions of dollars)	(unaudited)	2005

Pipelines	18,007	17,857
Energy	5,422	5,318
Corporate	1,137	938
	24,566	24,113

3.     Risk Management and Financial Instruments

The following represents the material changes to the company’s financial instruments since December 31, 2005.

Energy Price Risk Management

The company executes power and natural gas derivatives for overall management of its asset portfolio.  The fair value and notional volumes of contracts for differences and the swap, future and option contracts are shown in the tables below.

Power

Asset/(Liability)

		June 30, 2006 (unaudited)	December 31, 2005
(millions of dollars)	Accounting Treatment	Fair Value	Fair Value

Power - swaps and contracts for differences
(maturing 2006 to 2011)	Hedge	(79)	(130)
(maturing 2006 to 2010)	Non-hedge	—	13
Gas - swaps, futures and options
(maturing 2006 to 2016)	Hedge	(33)	17
(maturing 2006 to 2008)	Non-hedge	18	(11)

Notional Volumes		Power (GWh)		Gas (Bcf)
June 30, 2006 (unaudited)	Accounting Treatment	Purchases	Sales	Purchases	Sales

Power - swaps and contracts for differences
(maturing 2006 to 2011)	Hedge	3,732	9,008	—	—
(maturing 2006 to 2010)	Non-hedge	1,631	972	—	—
Gas - swaps, futures and options
(maturing 2006 to 2016)	Hedge	—	—	87	62
(maturing 2006 to 2008)	Non-hedge	—	—	15	21

		Power (GWh)		Gas (Bcf)
Notional Volumes December 31, 2005	Accounting Treatment	Purchases	Sales	Purchases	Sales

Power - swaps and contracts for differences	Hedge	2,566	7,780	—	—
	Non-hedge	1,332	456	—	—

Gas - swaps, futures and options	Hedge	—	—	91	69
	Non-hedge	—	—	15	18

4.              Long-Term Debt

In January 2006, the company issued $300 million of 4.3 per cent medium-term notes due 2011 and in March 2006, the company issued US$500 million of 5.85 per cent senior unsecured notes due 2036.

In April 2006, TC PipeLines, LP (PipeLines LP) borrowed US$307 million under its unsecured credit facility to finance the cash portion of the purchase price of its acquisition of an additional 20 per cent interest in Northern Border Pipeline Company (Northern Border).  The credit facility has a term of two years and all amounts outstanding will be due and payable on March 31, 2008.  Borrowings under the credit facility will bear interest based, at PipeLines LP’s election, on the London interbank offered rate or the base rate plus, in either case, an applicable margin.

5.               Discontinued Operations

TransCanada’s net income for the six months ended June 30, 2006 includes $28 million or $0.06 per share of net income from discontinued operations, reflecting settlements received in first quarter 2006 from bankruptcy claims related to TransCanada’s Gas Marketing business divested in 2001.

6.               Acquisitions and Dispositions

In April 2006, PipeLines LP closed its acquisition of an additional 20 per cent general partnership interest in Northern Border for US$307 million bringing its total general partnership interest to 50 per cent.  As part of the transaction, PipeLines LP indirectly assumed approximately US$120 million of debt of Northern Border.  Of the total purchase price, US$114 million was allocated to goodwill and the remainder was allocated primarily to plant, property and equipment.  Northern Border became a jointly controlled entity and TransCanada commenced proportionately consolidating its investment in Northern Border on a prospective basis as of April 2006.  As part of the transaction, and effective by early second quarter 2007, a subsidiary of TransCanada will become the operator of Northern Border which is currently operated by a subsidiary of ONEOK Inc. (ONEOK).

Concurrent with this transaction, TransCanada closed the sale of its 17.5 per cent general partner interest in Northern Border Partners, L.P. to a subsidiary of ONEOK, for net proceeds of approximately US$30 million, resulting in an after-tax gain of $13 million.  The net gain was recorded in the Pipelines segment and the company recorded a $10 million income tax charge, including $12 million of current income tax expense, on this transaction.

7.               Income Taxes

In second quarter 2006, TransCanada recorded a $33 million future income tax benefit ($23 million in Energy and $10 million in Corporate) as a result of a reduction in Canadian federal and provincial corporate income tax rates enacted in second quarter 2006.

8.               Employee Future Benefits

The net benefit plan expense for the company’s defined benefit pension plans and other post-employment benefit plans for the three months and six months ended June 30, respectively, is as follows.

Three months ended June 30	Pension Benefit Plans		Other Benefit Plans
(unaudited - millions of dollars)	2006	2005	2006	2005
Current service cost	9	8	1	1
Interest cost	16	16	2	2
Expected return on plan assets	(17)	(16)	(1)	—
Amortization of net actuarial loss	7	4	—	—
Amortization of past service costs	1	—	1	—
Net benefit cost recognized	16	12	3	3

Six months ended June 30	Pension Benefit Plans		Other Benefit Plans
(unaudited - millions of dollars)	2006	2005	2006	2005
Current service cost	18	15	1	1
Interest cost	33	32	4	3
Expected return on plan assets	(35)	(32)	(1)	—
Amortization of transitional obligation related to regulated business	—	—	1	1
Amortization of net actuarial loss	14	8	1	1
Amortization of past service costs	2	1	1	—
Net benefit cost recognized	32	24	7	6

TransCanada welcomes questions from shareholders and potential investors. Please telephone:

Investor Relations, at 1-800-361-6522 (Canada and U.S. Mainland) or direct dial David Moneta/Myles Dougan at (403) 920-7911. The investor fax line is (403) 920-2457. Media Relations: Jennifer Varey at (403) 920-7859

Visit TransCanada’s Internet site at: http://www.transcanada.com